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OR FOR DISSEMINATION IN THE UNITED STATES

Adastra Labs Clarifies and Retracts Certain Disclosure related to its
Receipt of Health Canada Approval for the Amendment to Include
Cocaine Under its Controlled Substances Licence

LANGLEY, BC, March 3, 2023 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, adult-use and medical sales, organoleptic testing and analytical testing, retracts the statements in its news release dated February 22, 2023.  Such statements should not be relied upon.

The Company received its Controlled Substances Licence ("Dealer's Licence") on August 24, 2022 and an amendment on February 17, 2023.  The Company's wholly-owned subsidiary Adastra Labs Inc. ("Adastra Labs") is licensed to conduct the following regulated activities: possession, production, assembling, sale/provision and sending, transportation and delivery with coca leaf, cocaine, and psilocybin.  Adastra Labs may only produce 1,000 grams of psilocybin and 250 grams of cocaine in 2023.

The Dealer's Licence issued to Adastra Labs does not permit Adastra Labs to sell coca leaf, psilocybin or cocaine to the general public.  For cocaine, and under the Dealer's Licence, Adastra Labs is only permitted to sell to other licensed dealers who have cocaine listed on their licence including pharmacists, practitioners, hospitals, or the holder of a section 56(1) exemption for research purposes under the Controlled Drugs and Substances Act (CDSA).

The Company is not currently undertaking any activities with cocaine under the Dealer's Licence and before doing so, it will only undertake such activities legally permitted by the Dealer's Licence and after consultation with applicable Provincial Governments.

About Adastra Holdings Ltd.

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra's Phyto Extractions brand is well-known for its cannabis concentrate products. The Company also operates Adastra Labs Inc., a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra is poised to be a drug formulation and development leader in these emerging sectors. Adastra operates PerceiveMD, a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director
(778) 715-5011
michael@adastraholdings.ca

Alyssa Barry, Investor Relations

(604) 997-0965
ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: changes in the laws and underlying regulations governing drugs in Canada; the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; patients' access to products containing controlled substances and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.